AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 27, 2002
REGISTRATION NO. 333-______

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AASTROM BIOSCIENCES, INC.
(Exact Name of Registrant as Specified in Its Charter)

MICHIGAN	94-3096597
(State or Other Jurisdiction	(IRS Employer
of Incorporation or Organization)	Identification Number)

24 FRANK LLOYD WRIGHT DRIVE
P.O. BOX 376
ANN ARBOR, MICHIGAN 48106
(734) 930-5555
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

A. M. WRIGHT
SENIOR VICE PRESIDENT
ADMINISTRATIVE AND FINANCIAL OPERATIONS, C.F.O.
AASTROM BIOSCIENCES, INC.
24 FRANK LLOYD WRIGHT DRIVE
P.O. BOX 376
ANN ARBOR, MICHIGAN 48106
(734) 930-5555
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent for Service)

COPIES TO:

DOUGLAS J. REIN, ESQ.
GRAY CARY WARE & FREIDENRICH LLP
4365 EXECUTIVE DRIVE, SUITE 1100
SAN DIEGO, CALIFORNIA 92121-2133
TELEPHONE: (858) 677-1400
FACSIMILE: (858) 677-1477

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time as described in the Prospectus.

     If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  [ X ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a) of this Form, check the following box:  [ X ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

		PROPOSED	PROPOSED
	AMOUNT	MAXIMUM	MAXIMUM	AMOUNT OF
TITLE OF SHARES	TO BE	AGGREGATE	AGGREGATE	REGISTRATION
TO BE REGISTERED	REGISTERED	PRICE PER UNIT (1)	OFFERING PRICE (1)	FEE

Common Stock ($0 par value)	11,940,700	$0.33	$3,940,431	$363

(1)	Estimated, pursuant to Rule 457(c), solely for the purpose of calculating the registration fee based on the average of the high and low prices for the common stock, as reported on the Nasdaq SmallCap Market on November 22, 2002.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED NOVEMBER 27, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities under this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer and sale would not be permitted.

PROSPECTUS

AASTROM BIOSCIENCES, INC.
11,940,700 SHARES OF COMMON STOCK

     This prospectus relates to the sale of up to 11,940,700 shares of our common stock by Fusion Capital Fund II, LLC. Fusion Capital is sometimes referred to in this prospectus as the selling shareholder. The prices at which Fusion Capital may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by Fusion Capital.

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol “ASTM.” On November 21, 2002, the last reported sale price for our common stock was $0.33 per share.

________________

     Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 5 of this prospectus before making a decision to purchase our stock.

________________

     The selling shareholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

________________

     The date of this Prospectus is November      , 2002.

SUMMARY
BUSINESS RISKS
WHERE YOU CAN FIND MORE INFORMATION
THE FUSION TRANSACTION
SELLING SHAREHOLDER
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
USE OF PROCEEDS
LEGAL MATTERS
EXPERTS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 5.1
EXHIBIT 23.1
EXHIBIT 23.2

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should not assume that any information in this prospectus is accurate as of any date other than the date of this prospectus.

FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding, among other things, (a) our expectations about product development activities, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” in the Form 10-K that accompanies this prospectus as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may not occur.

SUMMARY

     Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this prospectus.

Our Business

     Aastrom Biosciences, Inc. is a leader in the development of human cell therapy products intended for a broad range of medical applications based on its patented process and device capabilities. We have three product areas in various stages of development, which are: Tissue Repair Cells; Therapeutic Cells for Immunotherapy; and, Devices for cell production. The Tissue Repair Cell products under development include the SC-I and CB-I cells for use in stem cell therapy and the OC cell products for the restoration of bone tissue, which have all reached the clinical trial stage in the US. Our lead Device products under development include the AastromReplicell™ System and the DC-I and DCV-I kits for the clinical-scale production of dendritic cells intended for the emerging cancer vaccine market. All of these products, except for the OC-I kit, have received the CE mark, making them available for sale and use in Europe.

     Our business model builds on two complementary components: (i) proprietary procedures and devices to enable us to produce certain types of stem cells and other types of human cells with excellent biological capabilities as compared with standard cell culture approaches, and (ii) the AastromReplicell™ System clinical platform that is designed to standardize and enable bringing therapeutic cell production to standard medical practice. The AastromReplicell™ System consists of an instrumentation platform, to be integrated within the hospital or other centralized facility, that can operate a variety of single-use cell production kits that are specific to the desired medical application. Each cell product is produced using a specific type of kit. The kit and the cell product produced with the kit share a common identifying nomenclature such as DC-I, OC-I, OCG-I, SC-I and CB-I. Through this product configuration, we intend to either directly provide cells for therapeutic use, or enable customers or potential collaborators with the capability to produce cells for therapeutic applications through sale of the AastromReplicell™ System product line and cell therapy products. This approach is intended to provide a product pathway for each cell therapy that is similar to a pharmaceutical product including regulatory approval, reimbursement, marketing and pricing. We believe that the product design of the AastromReplicell™ System will allow us to develop additional cell therapy products to provide standardization for a number of our emerging cell therapies, as well as those being developed by other researchers.

     The AastromReplicell™ System is both a key technology and a proven production system. We use it to produce our proprietary Tissue Repair and Therapeutic Cell products, and we have also developed the system to be sold as an independent product. Researchers are investigating dendritic cells, a type of blood cell that have the ability to stimulate an immune response against specific targets, as a potential new treatment for cancer and viral diseases. We intend to sell the AastromReplicell™ System and the DC-I and DCV-I kits to clinical researchers and centers that are developing dendritic cell-based vaccines designed to treat cancer and other disorders. During the year ended June 30, 2002, we initiated our external site testing of the AastromReplicell™ System and the DC-I and DCV-I with leading research centers. We have also obtained CE Mark approvals for both kits, which is necessary for European marketing. We also plan to market these dendritic cell production device products to U.S. clinical and research groups that are developing dendritic cell-based cancer vaccines. With this capability to produce human dendritic cells, we are investigating plans for our own proprietary vaccines, pending additional grant funding or strategic partnerships. The SC-I stem cell therapy product has also received CE Mark approval, allowing us to begin commercialization activities in Europe and recently received FDA orphan product designation. The SC-I cells have been in Phase III-Type clinical studies in the U.S. Additionally, we have recently initiated a development program for the production of bone-forming cells in the AastromReplicell™ System. Our OC-I cell product is being developed for the treatment of patients with degenerative bone diseases such as osteoporosis and is currently in a Phase I/II-Pilot clinical study in the U.S. Our OCG-I cell product for bone grafting applications is in active pre-clinical development.

     Although we may not market the AastromReplicell™ System or our Tissue Repair Cell and Therapeutic Cell Products in the United States for stem cell therapy unless and until approval is obtained from the FDA, we have completed production-level versions of the AastromReplicell™ System and we have begun European commercialization activities for the AastromReplicell™ System instrumentation and the SC-I, CB-I, DC-I and DCV-I kits. We may also market the AastromReplicell™ System and kits in the U.S. for research and investigational use and we are developing our marketing plan to establish relationships with leading sites to build a customer foundation for the AastromReplicell™ System.

     Since Aastrom’s inception, we have been in the development stage and engaged in research and product development, conducted principally on our own behalf, but also in connection with various collaborative research and development agreements with others. We commenced our initial pilot-scale product launch in Europe of the AastromReplicell™ Cell Production System with the SC-I kit in April 1999, but subsequently suspended those activities in October 1999 pending the receipt of additional financing. While we have resumed marketing activities in Europe for the SC-I, DC-I and DCV-I products, we do not expect to generate positive cash flows from operations for at least the next several years and then only if more significant product sales commence. Until that time, we expect that our revenue sources will be limited to grant revenue, which in the last three years has accounted for between 85% and 96% of total revenues, research funding, milestone payments and licensing fees from potential future corporate collaborators. To date, we have financed our operations through public and private sales of our equity securities. As a development-stage company, we have never been profitable and do not anticipate having net income unless and until significant product sales commence, which is unlikely to occur until we obtain significant additional funding. Through September 30, 2002, we have accumulated losses of approximately $95 million.

     Our principal executive offices are located at 24 Frank Lloyd Wright Drive, P. O. Box 376, Ann Arbor, MI 48106. Our telephone number is (734) 930-5555.

The Offering

     On October 30, 2002 we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, pursuant to which Fusion Capital has agreed to purchase, on each trading day, $25,000 of our common stock up to an aggregate, under certain conditions, of $12.0 million. The $12.0 million of common stock is to be purchased over a 24 month period, subject to a six month extension or earlier termination at our discretion. Fusion Capital, the selling shareholder under this prospectus, is offering for sale up to 11,940,700 shares of our common stock. As of November 21, 2002, there were 49,771,146 shares outstanding, including the 970,350 shares that we have issued to Fusion Capital as compensation for its purchase commitment, but excluding the additional 10,970,350 shares offered by Fusion Capital pursuant to this prospectus. The number of shares offered by this prospectus represents approximately 24% of the total common stock outstanding as of November 21, 2002. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the common stock purchase agreement.

BUSINESS RISKS

     You should carefully consider the following risk factors before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations would likely suffer. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.

Our past losses and expected future losses cast doubt on our ability to operate profitably.

     We were incorporated in 1989 and have experienced substantial operating losses since inception. As of September 30, 2002, we have incurred net losses totaling approximately $95 million. These losses have resulted principally from costs incurred in the research and development of our cell culture technologies and the AastromReplicell™ System, general and administrative expenses, and the prosecution of patent applications. We expect to incur significant operating losses until product sales increase, primarily owing to our research and development programs, including pre-clinical studies and clinical trials, and the establishment of marketing and distribution capabilities necessary to support commercialization efforts for our products. We cannot predict with any certainty the amount of future losses. Our ability to achieve profitability will depend, among other things, on successfully completing the development of our product candidates, obtaining regulatory approvals, establishing manufacturing, sales and marketing arrangements with third parties, and raising sufficient funds to finance our activities. We may not be able to achieve or sustain profitability.

Our inability to complete our product development activities successfully would severely limit our ability to operate or finance operations.

     Commercialization in the United States of our lead product candidate, the AastromReplicell™ Cell Production System, will require additional research and development as well as substantial clinical trials. While we have commenced initial marketing on a limited basis of the AastromReplicell™ System in Europe, we believe that the United States will be the principal market for our products. We may not be able to successfully complete development of the AastromReplicell™ System or our other product candidates, or successfully market our technologies or product candidates. We, and any of our potential collaborators, may encounter problems and delays relating to research and development, regulatory approval and intellectual property rights of our technologies and product candidates. Our research and development programs may not be successful, and our cell culture technologies and product candidates may not facilitate the production of cells outside the human body with the expected result. Our technologies and product candidates may not prove to be safe and efficacious in clinical trials, and we may not obtain the intended regulatory approvals for our technologies or product candidates and the cells produced in such products. If any of these events occur, we may not have adequate resources to continue operations for the period required to resolve the issue delaying commercialization and we may not be able to raise capital to finance our continued operation during the period required for resolution of that issue.

We may not be able to raise the required capital to conduct our operations and develop our products.

     We will require substantial capital resources in order to conduct our operations and develop our products. In October 1999, we were forced to reduce operations based on our declining level of capital resources and our limited financing alternatives available at that time. The previous reduction in our operating activities has delayed our product development programs. We expect that our available cash and expected interest income will be sufficient to finance currently planned activities through the first quarter of fiscal year 2004. We are currently pursuing additional sources of financing. If we cannot obtain additional funding prior to the end of the third quarter of fiscal year 2003, we will make substantial reductions in the scope and size of our operations, and may curtail activities currently planned to be resumed, in order to conserve cash until such funding is obtained. In order to grow and expand our business, and to introduce our product candidates in to the marketplace, we will need to raise additional funds. We will also need additional funds or a collaborative partner, or both, to finance the research and development activities of our product candidates for the expansion of additional cell types.

     Our future capital requirements will depend upon many factors, including:

•	continued scientific progress in our research and development programs;

•	costs and timing of conducting clinical trials and seeking regulatory approvals and patent prosecutions;

•	competing technological and market developments;

•	our ability to establish additional collaborative relationships; and

•	the effect of commercialization activities and facility expansions if and as required.

     Because of our long-term funding requirements, we are likely to access the public or private equity markets if and whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. Further, we may enter into financing transactions at rates, which are at a substantial discount to market. This additional funding may not be available to us on reasonable terms, or at all. If adequate funds are not available, we may be required to further delay or terminate research and development programs, curtail capital expenditures, and reduce business development and other operating activities.

     We only have the right to receive $25,000 per trading day under the agreement with Fusion Capital unless our stock price equals or exceeds $0.75, in which case the daily amount may be increased under certain conditions as the price of our common stock increases. Fusion Capital does not have the right or the obligation to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $0.125. Since we initially registered 10,000,000 additional shares for sale by Fusion Capital pursuant to this prospectus, the selling price of our common stock to Fusion Capital will have to average at least $1.20 per share for us to receive the maximum proceeds of $12.0 million without registering additional shares of common stock. Assuming a purchase price of $0.33 per share (the closing sale price of the common stock on November 21, 2002) and the purchase by Fusion Capital of 10,000,000 shares under the common stock purchase agreement, gross proceeds to us would only be $3.3 million unless we choose to register more than 10,000,000 shares, which we have the right, but not the obligation, to do.

     In order to be in compliance with Nasdaq SmallCap Market rules, we cannot be required to sell shares of our common stock to Fusion Capital at a price below $0.25, which represents the greater of the book value per share of our common stock as of September 30, 2002 or the closing sale price per share of our common stock on October 29, 2002. If we elect to sell our shares of Fusion Capital at a price per share below $0.25, we first would be required to obtain shareholder approval in order to be in compliance with the Nasdaq SmallCap Market rules.

     The extent we rely on Fusion Capital as a source of funding will depend on a number of factors including, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient financing from Fusion Capital were to prove prohibitively expensive and if we are unable to generate significant revenues from product sales, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full $12.0 million under the common stock purchase agreement with Fusion Capital, we may still need additional capital to fully implement our business, operating and development plans. If the financing we require to sustain our working capital needs is unavailable or prohibitively expensive when we require it, our business, operating results, financial condition and prospects would suffer.

The sale of our common stock to Fusion Capital may cause dilution and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline.

The purchase price for the common stock to be issued to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the market price of our common stock. Sales to Fusion will dilute the ownership interests of existing shareholders and pursuant to previously approved shareholder resolutions, the Board of Directors has the authority to increase the maximum number of authorized shares from 100 million to 150 million. All shares in this offering are freely tradable. Fusion Capital may sell none, some or all of the shares of common stock purchased from us at any time. We expect that the shares offered by this prospectus will be sold over a period of up to 24 months from the date of this prospectus. Depending upon market conditions at the time, a sale of shares under this offering could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

The warrants have the potential for substantial dilution.

     As of September 30, 2002, we had warrants outstanding to purchase 2,614,386 shares of common stock at $1.44 per share and 2,000,000 shares of common stock at $0.75 per share. As of that date, we also had outstanding options to purchase 3,997,072 shares at a weighted average price of $1.43 per share. Holders of common stock could therefore experience dilution of their investment upon exercise of these warrants and options.

Our stock price has been volatile and future sales of substantial numbers of our shares could have an adverse affect on the market price of our shares.

     The market price of shares of our common stock has been volatile ranging in closing price between $0.36 and $2.40, for fiscal year 2002. The price of our common stock may continue to fluctuate in response to a number of events and factors, such as:

•	clinical trial results;

•	the amount of our cash resources and our ability to obtain additional funding;

•	announcements of research activities, business developments, technological innovations or new products by us or our competitors;

•	changes in government regulation;

•	disputes concerning patents or proprietary rights;

•	changes in our revenues or expense levels;

•	public concern regarding the safety, efficacy or other aspects of the products or methodologies we are developing; and - changes in potential recommendations by securities analysts.

     Any of these events may cause the price of our shares to fall, which may adversely affect our business and financing opportunities. In addition, the stock market in general and the market prices for biotechnology companies in particular have experienced significant volatility that often has been unrelated to the operating performance or financial conditions of such companies. These broad market and industry fluctuations may adversely affect the trading price of our stock, regardless of our operating performance or prospects. For example, within the last fiscal year, our stock price has experienced a day where it closed at approximately 26% over the previous day’s closing price and another day when it dropped by over 19% from the previous day’s closing price.

Our stock may be delisted from Nasdaq that could affect its market price and liquidity.

     We are required to meet certain financial tests (including, but not limited to, a minimum bid price of our common stock of $1.00) to maintain the listing of our common stock on the Nasdaq Stock Market. As a result of recent price fluctuations, our common stock price has traded below the $1.00 minimum level and we were notified that our common stock would be delisted if we did not regain compliance with this listing requirement prior February 24, 2003. If we do not remain listed on Nasdaq, the market price and liquidity of our common stock could be impaired. Further, the National Association of Securities Dealers has recently adopted a change in minimum listing requirements to include a new $2.5 million of minimum net equity requirement for the SmallCap Market, which we currently meet. This new standard will replace the minimum tangible net worth requirement and becomes effective for us in November 2002. The result of such a change, or further changes, may be that it will could more difficult for us to maintain compliance with the listing standards, the result of which would be that our stock may be delisted.

We must successfully complete our clinical trials to be able to market our products.

     To be able to market products in the United States, we must demonstrate, through extensive preclinical studies and clinical trials, the safety and efficacy of our processes and product candidates, together with the cells produced by such processes in such products, for application in the treatment of humans. We are currently conducting clinical trials to demonstrate the safety and biological activity of patient-derived cells produced in the AastromReplicell™ System. Depending on the availability of resources, we intend to commence at least one additional clinical trial to demonstrate the safety and biological activity of umbilical cord blood cells produced in the AastromReplicell™ System. If our clinical trials are not successful, our products may not be marketable.

     Our ability to complete our clinical trials in a timely manner depends on many factors, including the rate of patient enrollment. Patient enrollment can vary with the size of the patient population, the proximity of suitable patients to clinical sites, perceptions of the utility of stem cell therapy for the treatment of certain diseases and the eligibility criteria for the study. We have experienced delays in patient accrual in our previous and current clinical trials. If we experience future delays in patient accrual, we could experience increased costs and delays associated with clinical trials, which would impair our product development programs and our ability to market our products. Furthermore, the U.S. Food and Drug Administration (FDA) monitors the progress of clinical trials and it may suspend or terminate clinical trials at any time due to patient safety or other considerations.

Failure to obtain and maintain required regulatory approvals would severely limit our ability to sell our products.

     We must obtain the approval of the FDA before commercial sales of our product candidates may commence in the United States, which we believe will be the principal market for our products. We may also be required to obtain additional approvals from foreign regulatory authorities to continue or increase our sales activities in those jurisdictions. If we cannot demonstrate the safety, reliability and efficacy of our product candidates, or of the cells produced in such products, we may not be able to obtain required regulatory approvals. Many of the patients enrolled in the clinical trials will have previously undergone extensive treatment which will have substantially weakened the patients and may have irreparably damaged the ability of their blood and immune system to recover. Some patients undergoing the transplant recovery process have died, from causes that were, according to the physicians involved, unrelated to the AastromReplicell™ System procedure, and it is possible that other patients may die or suffer severe complications during the course of either the current or future clinical trials. In addition, patients receiving cells produced with our technologies and product candidates may not demonstrate long-term engraftment in a manner comparable to cells obtained from current stem cell therapy procedures. If we cannot demonstrate the safety or efficacy of our technologies and product candidates, including long-term sustained engraftment, or if one or more patients die or suffer severe complications, the FDA or other regulatory authorities could delay or withhold regulatory approval of our product candidates.

     Finally, even if we obtain regulatory approval of a product, that approval may be subject to limitations on the indicated uses for which it may be marketed. Even after granting regulatory approval, the FDA, other regulatory agencies, and governments in other countries continue to review and inspect marketed products, manufacturers and manufacturing facilities. Later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including a withdrawal of the product from the market. Further, governmental regulatory agencies may establish additional regulations which could prevent or delay regulatory approval of our products.

Even if we obtain regulatory approvals to sell our products, lack of commercial acceptance would impair our business.

     We are seeking to obtain regulatory approval to market the AastromReplicell™ System as an alternative to, or as an improvement for, the bone marrow harvest and peripheral blood progenitor cell stem cell collection methods. These stem cell collection methods have been widely practiced for a number of years, and our technologies or product candidates may not be accepted by the marketplace as readily as these or other competing processes and methodologies. Additionally, our technologies or product candidates may not be employed in all potential applications being investigated, and any reduction in applications would limit the market acceptance of our technologies and product candidates and our potential revenues. As a result, even if we obtain all required regulatory approvals, we cannot be certain that our products and processes will be adopted at a level that would allow us to operate profitably.

Failure of third parties to manufacture component parts or provide limited source supplies would impair our new product development and our sales activities.

     We rely solely on third parties such as Plexus, Moll, Biowhittaker and Amgen to manufacture our product candidates, their component parts, growth factors and other materials used in the cell expansion process. We would not be able to obtain alternate sources of supply for many of these items on a short-term basis. Plexus has elected to exercise its right to terminate our Manufacturing Supply Agreement effective in February 2004. As a result, we are negotiating with another supplier for continued supply on commercially reasonable terms. However, we may not reach agreement with this new supplier and the new agreement be on less favorable terms. If any of our key manufacturers or suppliers fail to perform their respective obligations or if our supply of growth factors, components or other materials is limited or interrupted, we would not be able to conduct clinical trials or market our product candidates on a timely and cost-competitive basis, if at all.

     On September 10, 2002 a major creditor of Moll filed an involuntary petition for Bankruptcy against Moll. On September 19, 2002 Moll announced that it had converted the case to a voluntary Chapter 11 reorganization case and had received preliminary approval for a $50 million debtor-in-possession financing. These factors may affect our supply of components.

     Furthermore, some of the compounds used by us in our current bone marrow or cord blood cell expansion processes involve the use of animal-derived products. Suppliers or regulatory authorities may limit or restrict the availability of such compounds for clinical and commercial use. Any restrictions on these compounds would impose a potential competitive disadvantage for our products. Our inability to develop or obtain alternative compounds would harm our product development and commercialization efforts.

     Finally, we may not be able to continue our present arrangements with our suppliers, supplement existing relationships, establish new relationships or be able to identify and obtain the ancillary materials that are necessary to develop our product candidates in the future. Our dependence upon third parties for the supply and manufacture of these items could adversely affect our ability to develop and deliver commercially feasible products on a timely and competitive basis.

Given our limited internal sales and marketing capabilities, we need to develop collaborative relationships to sell, market and distribute our products.

     While we have commenced initial marketing on a limited basis of the AastromReplicell™ System and SC-I, CB-I, DC-I and DCV-I therapy kits in Europe, we have only limited internal sales, marketing and distribution capabilities. We intend to market our products through collaborative relationships with companies with established sales, marketing and distribution capabilities. Our inability to develop and maintain those relationships would limit our ability to market, sell and distribute our products. Our inability to enter into successful, long-term relationships could require us to develop alternate arrangements at a time when we need sales, marketing or distribution capabilities to meet existing demand.

Any changes in the governmental regulatory classifications of our products could prevent, limit or delay our ability to market or develop our products.

     The FDA establishes regulatory requirements based on the classification of a product. The AastromReplicell™ System may be regulated as a Class III medical device, or the FDA may ultimately choose to regulate the AastromReplicell™ System under another category. Because our product development programs are designed to satisfy the standards applicable to Class III medical devices, a change in the regulatory classification would affect our ability to obtain FDA approval of our products. The AastromReplicell™ System is capable of producing different cell mixtures, and at least some of these cell mixtures will, under current regulations be regulated as biologic products, which requires a completely different regulatory strategy.

If we do not keep pace with our competitors and with technological and market changes, our products may become obsolete and our business may suffer.

     The market for our products is very competitive, is subject to rapid technological changes and varies for different individual products. For each of our potential products, we believe that there are potentially many competitive approaches being pursued, including some by private companies for which information is difficult to obtain.

     Many of our competitors have significantly greater resources, more product candidates and have developed product candidates and processes that directly compete with our products. Our competitors may have developed, or could in the future develop, new technologies that compete with our products or even render our products obsolete. As an example, in the past, published studies have suggested that stem cell therapy may have limited clinical benefit in the treatment of breast cancer, which was a significant portion of the overall stem cell transplant market. This has resulted in a substantial decline in the market for the AastromReplicell™ System with our SC-I kit. Our products are designed to improve and automate the processes for producing cells used in therapeutic procedures. Even if we are able to demonstrate improved or equivalent results, researchers and practitioners may not use our products and we will suffer a competitive disadvantage. As a result, we may be unable to recover the net book value of our inventory. Finally, to the extent that others develop new technologies that address the targeted application for our products, our business will suffer.

If we cannot attract and retain key personnel, then our business will suffer.

     Our success depends in large part upon our ability to attract and retain highly qualified scientific and management personnel. We face competition for such personnel from other companies, research and academic institutions and other entities. Further, in an effort to conserve financial resources, we have implemented reductions in our work force on two separate occasions. As a result of these and other factors, we may not be successful in hiring or retaining key personnel. The Company has a key man life insurance policy for R. Douglas Armstrong, the Chairman, Chief Executive Officer and President of Aastrom. Our inability to replace any other lost key employee could harm our operations.

If our patents and proprietary rights do not provide substantial protection, then our business and competitive position will suffer.

     Our success depends in large part on our ability to develop or license and protect proprietary products and technologies. However, patents may not be granted on any of our pending or future patent applications. Also, the scope of any of our issued patents may not be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. Furthermore, we rely on three exclusive, world-wide licenses relating to the production of human cells granted to us by the University of Michigan for certain of our patent rights. If we materially breach such agreements or otherwise fail to materially comply with such agreements, or if such agreements expire or are otherwise terminated by us, we may lose our rights under the patents held by the University of Michigan. At the latest, these licenses will terminate when the patent underlying the license expires. The first of these underlying patents will expire on March 21, 2012. We also rely on trade secrets and unpatentable know-how that we seek to protect, in part, by confidentiality agreements with our employees, consultants, suppliers and licensees. These agreements may be breached, and we might not have adequate remedies for any breach. If this were to occur, our business and competitive position would suffer.

Intellectual property litigation could harm our business.

     Our success will also depend in part on our ability to develop commercially viable products without infringing the proprietary rights of others. Although we have not been subject to any filed infringement claims, other patents could exist or could be filed which would prohibit or limit our ability to market our products or maintain our competitive position. In the event of an intellectual property dispute, we may be forced to litigate. Intellectual property litigation would divert management’s attention from developing our products and would force us to incur substantial costs regardless of whether we are successful. An adverse outcome could subject us to significant liabilities to third parties, and force us to curtail or cease the development and sale of our products and processes.

The government maintains certain rights in technology that we develop using government grant money and we may lose the revenues from such technology if we do not commercialize and utilize the technology pursuant to established government guidelines.

     Certain of our, and our licensors’, research has been or is being funded in part by government grants. As a result of such funding, the U.S. Government has certain rights in the technology developed with the grant. These rights include a non-exclusive, paid-up, worldwide license to use the technology for any governmental purpose. In addition, the government has the right to require us to grant an exclusive license to use the developed technology to a third party if the government determines that:

•	we have not taken adequate steps to commercialize such technology;

•	such action is necessary to meet public health or safety needs; or

•	such action is necessary to meet requirements for public use under federal regulations.

     In these instances, we would not receive revenues on the products we developed. Additionally, technology that was partially funded by a federal research grant is subject to the following government rights:

•	products using the technology which are sold in the United States are to be manufactured substantially in the United States, unless a waiver is obtained;

•	the government may force the granting of a license to a third party who will make and sell the needed product if we do not pursue reasonable commercialization of a needed product using the technology; and

•	the U.S. Government may use the technology for its own needs.

     If we fail to meet these guidelines, we would lose our exclusive rights to these products and we would lose potential revenue derived from the sale of these products.

The market for our products will be heavily dependent on third party reimbursement policies.

     Our ability to successfully commercialize our product candidates will depend on the extent to which government healthcare programs, such as Medicare and Medicaid, as well as private health insurers, health maintenance organizations and other third party payors will pay for our products and related treatments. Reimbursement by third-party payors depends on a number of factors, including the payor’s determination that use of the product is safe and effective, not experimental or investigational, medically necessary, appropriate for the specific patient and cost-effective. Reimbursement in the United States or foreign countries may not be available or maintained for any of our product candidates. If we do not obtain approvals for adequate third-party reimbursements, we may not be able to establish or maintain price levels sufficient to realize an appropriate return on our investment in product development. Any limits on reimbursement available from third-party payors may reduce the demand for, or negatively affect the price of, our products. For example, in the past, published studies have suggested that stem cell transplantation in breast cancer that constitute a significant portion of the overall stem cell therapy market, at the time, may have limited clinical benefit. The lack of reimbursement for these procedures by insurance payors would negatively affect the marketability of our products.

Potential product liability claims could affect our earnings and financial condition.

     We face an inherent business risk of exposure to product liability claims in the event that the use of the AastromReplicell™ System during research and development efforts, including clinical trials, or after commercialization results in adverse affects. As a result, we may incur significant product liability exposure, which could exceed existing insurance coverage. We may not be able to maintain adequate levels of insurance at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would increase our operating loss and affect our financial condition.

Our corporate documents and Michigan law contain provisions that may make it more difficult for us to be acquired.

     Our board of directors has the authority, without shareholder approval, to issue additional shares of preferred stock and to fix the rights, preferences, privileges and restrictions of these shares without any further vote or action by our shareholders. This authority, together with certain provisions of our charter documents, may have the affect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of our company. This affect could occur even if our shareholders consider the change in control to be in their best interest.

Forward-looking statements

     This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements include statements regarding:

•	potential strategic collaborations with others;

•	future capital needs;

•	product development and marketing plan;

•	clinical trial plans and anticipated results;

•	anticipation of future losses; and

•	replacement of manufacturing sources.

     These statements are subject to risks and uncertainties, including those set forth in this Business Risks section, and actual results could differ materially from those expressed or implied in these statements. All forward-looking statements included in this registration statement are made as of the date hereof. We assume no obligation to update any such forward-looking statement or reason why actual results might differ.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public on the SEC’s Internet web site at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The following documents filed by us are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended June 30, 2002;

2.	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002; and

3.	Our Registration Statement on Form 8-A filed with the Commission on April 11, 1997 (Commission File No.: 000-22025).

     In addition, we will deliver without charge a copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and our most recent Quarterly Report on Form 10-Q that has been filed with the SEC for any quarter ended after June 30, 2002 to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address:

Aastrom Biosciences, Inc,.
Attention:   Chief Financial Officer
24 Frank Lloyd Wright Drive
Ann Arbor, MI 48105

Telephone Number:   (734) 930-5555

THE FUSION TRANSACTION

General

     On October 30, 2002, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase on each trading day during the term of the agreement, $25,000 of our common stock or an aggregate of $12.0 million. The $12.0 million of common stock is to be purchased over a 24 month period, subject to a six month extension or earlier termination at our discretion. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. Subject to the terms and conditions as set forth below, we have the right, but not the obligation, to sell shares of our common stock to Fusion Capital so long as the market price of our common stock is above $0.125. Fusion Capital does not have the right or the obligation to purchase our common stock at a purchase price of less than $0.125 per share.

     We have authorized the sale and issuance of 10,000,000 shares of our common stock to Fusion Capital under the common stock purchase agreement. Therefore, the selling price of our common stock to Fusion Capital will have to average at least $1.20 per share for us to receive the maximum proceeds of $12.0 million without registering additional shares of common stock.

Purchase of Shares Under The Common Stock Purchase Agreement

     Under the common stock purchase agreement, on each trading day Fusion Capital is obligated to purchase a specified dollar amount of our common stock. Subject to our right to suspend such purchases at any time, and our right to terminate the agreement with Fusion Capital at any time, each as described below, Fusion Capital shall purchase on each trading day during the term of the agreement $25,000 of our common stock. However, Fusion Capital does not have the right nor the obligation to purchase our common stock at a purchase price of less than $0.125 per share. This daily purchase amount may be decreased by us at any time. We also have the right to incrementally increase the daily purchase amount as the trading price of our common stock increases; provided, however, we may not increase the daily purchase amount above $25,000 unless our stock price is above $0.75 per share for five consecutive trading days. The purchase price per share is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the average of the three lowest closing sale prices of our common stock during the ten consecutive trading days prior to the date of a purchase by Fusion Capital.

     The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading days in which the closing bid price is used to compute the purchase price. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at that time. However, even though Fusion Capital may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, Fusion Capital is still obligated to pay to us $25,000 on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion Capital would have the right to acquire additional shares in the future should its ownership subsequently drop below the 9.9% limit. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that Fusion Capital will ever reach the 9.9% limitation.

     The following table sets forth the number of shares of our common stock that would be sold to Fusion Capital under the common stock purchase agreement at varying purchase prices:

			Proceeds from the
			Sale of Shares to
		Percentage Outstanding	Fusion Capital
		After Giving Effect	Under the Common
Assumed Average	Number of Shares to be	To The Issuance To	Stock Purchase
Purchase Price	Issued if Full Purchase	Fusion Capital(1)	Agreement

$0.125	10,000,000	16.7%	$1,250,000
$0.33(2)	10,000,000	16.7%	$3,330,000
$0.50	10,000,000	16.7%	$5,000,000
$1.00	10,000,000	16.7%	$10,000,000
$1.20	10,000,000	16.7%	$12,000,000
$3.00	4,000,000	7.4%	$12,000,000
$5.00	2,400,000	4.6%	$12,000,000

(1)	Based on 49,771,146 shares outstanding as of November 21, 2002. Includes the issuance of 970,350 shares of common stock issued to Fusion Capital as a commitment fee and the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column but excludes the pro rata portion of the additional 970,350 shares of common stock issuable to Fusion Capital as an additional commitment fee in connection with such purchase.

(2)	Closing sale price of our common stock on November 21, 2002.

     We estimate that we will issue no more than 11,940,700 shares to Fusion Capital under the common stock purchase agreement, including the shares issuable as a commitment fee, all of which are included in this offering. If more than 11,940,700 shares are issuable to Fusion Capital under the common stock purchase agreement, we have the right to terminate the agreement without any payment or liability to Fusion Capital.

Minimum Purchase Price

     We have the right to set a minimum purchase price (“floor price”) at any time; however, the floor price cannot be less than $0.125. Currently, the floor price is $0.25. We can increase or decrease the floor price at any time upon one trading day prior notice to Fusion Capital. Fusion Capital does not have the right or the obligation to purchase any shares of our common stock in the event that the purchase price is less than the applicable floor price at that time.

Compliance with Nasdaq Market Rules

     In order to be in compliance with Nasdaq Market rules, we cannot be required to sell shares of our common stock to Fusion Capital at a price below $0.25, which represents the greater of the book value per share of our common stock as of September 30, 2002 or the closing price per share of our common stock on October 29, 2002. If we elect to sell our shares to Fusion Capital at a price per share below $0.25, we first would be required to obtain shareholder approval in order to be in compliance with the Nasdaq Market rules.

Our Right to Suspend Purchases

     We have the unconditional right to suspend purchases at any time for any reason effective upon one trading day’s notice. Any suspension would remain in effect until our revocation of the suspension. To the extent we need to use the cash proceeds of the sales of common stock under the common stock purchase agreement for working capital or other business purposes, we do not intend to suspend purchases under the common stock purchase agreement.

Our Right to Increase and Decrease the Daily Purchase Amount

     We have the unconditional right to decrease the daily amount to be purchased by Fusion Capital at any time for any reason effective upon one trading day’s notice. We also have the right to increase the daily purchase amount effective upon five trading days notice as the market price of our common stock increases. Specifically, for every $0.25 increase in threshold price above $0.50, we have the right to increase the daily purchase amount by up to an additional $5,000. For example, if the threshold price is $0.75 we would have the right to increase the daily purchase amount to up to an aggregate of $30,000. The “threshold price” is the lowest sale price of our common stock during the five trading days immediately preceding our notice to Fusion Capital to increase the daily purchase amount. If at any time during any trading day the sale price of our common stock is below the threshold price, the applicable increase in the daily purchase amount will be void.

Our Termination Rights

     We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the common stock purchase agreement. Such notice shall be effective one trading day after Fusion Capital receives the notice.

Effect of Performance of the Common Stock Purchase Agreement on our Shareholders

     All shares registered in this offering will be freely tradable. We anticipate that shares registered in this offering will be sold over a period of up to 24 months from the date of this prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all of the shares of common stock issuable under the common stock purchase agreement, and it may sell some, none or all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount, (2) suspend purchases of the common stock by Fusion Capital and (3) terminate the common stock purchase agreement.

No Short-Selling or Hedging by Fusion Capital

     Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

Events of Default

     Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to us upon the occurrence of any of the following events of default:

•	the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of three consecutive trading days;

•	the transfer agent’s failure for five trading days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;

•	any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse affect on us subject to a cure period of ten trading days;

•	a default by us of any payment obligation in excess of $1.0 million; or

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Commitment Shares Issued to Fusion Capital

     Under the terms of the common stock purchase agreement Fusion Capital has received 970,350 shares of our common stock as a commitment fee. In connection with each purchase of our common stock by Fusion Capital, we will issue to Fusion Capital a portion of an additional 970,350 shares of our common stock as a commitment fee. The 970,350 additional shares are issuable to Fusion Capital pro rata based upon our receipt of the $12.0 million aggregate amount under the common stock purchase agreement. Unless an event of default occurs or the Common Stock Purchase Agreement is terminated, these shares must be held by Fusion Capital until October 30, 2004.

No Variable Priced Financings

     Until the termination of the common stock purchase agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any variable priced equity or variable priced equity-like securities unless we have obtained Fusion Capital’s prior written consent.

SELLING SHAREHOLDER

     The following table presents information regarding the selling shareholder. Neither the selling shareholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

		Percentage of		Percentage of
		Outstanding		Outstanding
	Shares	Shares		Shares
	Beneficially	Beneficially		Beneficially
Selling	Owned Before	Owned Before	Shares to be Sold	Owned After
Shareholder	Offering	Offering (1)	in the Offering	Offering

Fusion Capital Fund II, LLC (1) (2)	970,350	1.9%	11,940,700	0%

(1)	As of the date hereof, 970,350 shares have been acquired by Fusion Capital under the common stock purchase agreement. Fusion Capital may acquire up to an additional 10,970,350 shares under the common stock purchase agreement. Percentage of outstanding shares is based on 49,771,146 shares of common stock outstanding as of November 21, 2002, together with such additional 10,970,350 shares of common stock that may be acquired by Fusion Capital from us under the common stock purchase agreement after the date hereof. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital. However, even though Fusion Capital may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, Fusion Capital is still obligated to pay to us $25,000 on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion Capital would have the right to acquire additional shares in the future should its ownership subsequently drop below the 9.9% limit. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that Fusion Capital will ever reach the 9.9% limitation.

(2)	Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the shares being offered under this prospectus.

PLAN OF DISTRIBUTION

     The common stock offered by this prospectus is being offered by Fusion Capital Fund II, LLC, the selling shareholder. The common stock may be sold or distributed from time to time by the selling shareholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

     Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

     Fusion Capital is an “underwriter” within the meaning of the Securities Act.

     Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling shareholder and any other required information.

     We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

     Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.

     We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this Prospectus.

     This offering will terminate on the date that all shares offered by this Prospectus have been sold by Fusion Capital.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock is 100,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share.

Common Stock

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of holders of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are set forth in our Restated Articles of Incorporation, which Articles may be amended by the holders of at least two-thirds of the outstanding shares of common stock. The rights of the holders of common stock are also subject to, and may be adversely affected by, the rights of the holders of any shares of any preferred stock which we may designate and issue in the future.

Preferred Stock

     The Board of Directors is authorized, without further shareholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series.

     The issuance of preferred stock may have the effect of delaying or preventing a change in control of Aastrom. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock.

USE OF PROCEEDS

     This prospectus relates to shares of our common stock that may be offered and sold from time to time by selling shareholder. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive up to $12.0 million in proceeds from the sale of our common stock to Fusion Capital under the common stock purchase agreement. Any proceeds from Fusion Capital we receive under the common stock purchase agreement will be used for operating costs, capital expenditures, working capital and other general corporate purposes.

     We have not specifically identified the precise amounts we will spend on each of these areas or the timing of these expenditures. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering, progress with clinical product development and other cell therapy application programs. In addition, expenditures may also depend on the establishment of new collaborative arrangements with other companies, the availability of other financing, and other factors.

     We anticipate that we will be required to raise substantial additional capital to continue to fund the clinical development of our cell therapy applications. Additional capital may be raised through additional public or private financing, as well as collaborative relationships, incurring debt and other available sources.

LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Aastrom by Pepper Hamilton LLP, Detroit, Michigan acting as special counsel to Aastrom. Gray Cary Ware & Freidenrich LLP, San Diego, California, has acted as counsel to Aastrom in connection with this offering.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Other expenses in connection with the registration of the common stock hereunder will be substantially as follows (all expenses other than the SEC Registration Fee are estimates):

Company
Item	Expense

SEC Registration Fee	$363

Blue Sky fees and expenses	$5,000

Printing and engraving expenses	$5,000

Legal fees and expenses	$50,000

Accounting fees and expenses	$15,000

Nasdaq Filing Fees	$22,500

Miscellaneous	$2,137

Total	$100,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 1561 through 1571 of the Michigan Business Corporation Act (the “MBCA”) authorize a corporation to grant or a court to award indemnity to directors, officers, employees and agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.

     The Bylaws of the Registrant, provide that the Registrant shall, to the fullest extent authorized or permitted by the MBCA, or other applicable law, indemnify a director or officer who was or is a party or is threatened to be made a party to any proceeding by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Registrant, against expenses, including actual and reasonable attorneys’ fees, and amounts paid in settlement incurred in connection with the action or suit, if the indemnitee acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Registrant or its shareholders. This section also authorizes the Registrant to advance expenses incurred by any agent of the Registrant in defending any proceeding prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall be determined ultimately that the agent is entitled to be indemnified.

     The Bylaws also authorize the Registrant to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant against any liability asserted against or incurred by such person in such capacity or arising out of such person’s status as such, regardless of whether the Registrant would have the power to indemnify such person against such liability under the provisions of the MBCA.

     The Registrant has entered into an indemnification agreement with certain of its directors, officers and other key personnel, which contains provisions that may in some respects be broader than the specific indemnification provisions contained under applicable law. The indemnification agreement may require the Registrant, among other things, to indemnify such directors, officers and key personnel against certain liabilities that may arise by reason of their status or service as directors, officers or employees of the Registrant, to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified and, to the maximum extent that insurance coverage of such directors, officers and key employees under the Registrant’s directors’ and officers’ liability insurance policies is maintained.

     Section 1209 of the MBCA permits a Michigan corporation to include in its Articles of Incorporation a provision eliminating or limiting a director’s liability to a corporation or its shareholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of the law, or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Registrant’s Restated Articles of Incorporation include a provision which eliminates, to the fullest extent permitted by the MBCA, director liability for monetary damages for breaches of fiduciary duty.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

5.1	Consent and Opinion of Pepper Hamilton LLP

10.1	Form of Indemnification Agreement.

10.2	Amended and Restated 1992 Incentive and Non-Qualified Stock Option Plan and forms of agreements thereunder.

10.3	1996 Outside Directors Stock Option Plan and forms of agreements thereunder.

10.4	1996 Employee Stock Purchase Plan and form of agreement thereunder.

10.16	Collaborative Supply Agreement, dated December 16, 1996, between Aastrom and Anchor Advanced Products, Inc. Mid-State Plastics Division.

10.20	Form of Employment Agreement.

10.21	License Agreement, dated July 17, 1992, between J.G. Cremonese and Aastrom and related addenda thereto dated July 14, 1992 and July 7, 1993.

10.24	License and Supply Agreement, dated April 1, 1996, between Immunex Corporation and Aastrom.

10.26	License Agreement, dated March 13, 1992, between Aastrom and the University of Michigan and amendments thereto dated March 13, 1992, October 8, 1993 and June 21, 1995.

10.27	Employee Proprietary Information and Invention Agreement, effective June 1, 1991, between Aastrom and R. Douglas Armstrong, Ph.D.

10.40	Amendment to License and Supply Agreement, dated August 25, 1997, between Immunex Corporation and Aastrom.

10.41	Manufacturing Supply Agreement, dated as of August 14, 1998, by and between Aastrom and SeaMED Corporation.

10.42	Employment Agreement, dated August 10, 1998, by and between Aastrom and Bruce Husel.

10.46	Executive Retention and Severance Agreement, dated February 2, 1999, between Aastrom and R. Douglas Armstrong.

10.49	Supplemental Agreement by and between Aastrom and Bruce W. Husel dated October 5, 1999.

10.55	Pay to Stay Severance Agreement between R. Douglas Armstrong, Ph.D. and Aastrom dated October 15, 1999.

10.59	Stock Purchase Warrant dated February 29, 2000.

10.62	Stock Purchase Warrant dated June 8, 2000.

10.63	Agreement Regarding Pay-to-Stay, by and between Aastrom and R. Douglas Armstrong, Ph.D. dated April 28, 2000.

10.65	Agreement Regarding Pay-to-Stay, by and between Aastrom and Brian S. Hampson dated April 28, 2000.

10.66	Form of Retention Bonus Agreement, by and between Aastrom and each of Brian S. Hampson and Bruce W. Husel.

10.67	Form of Relocation Bonus Agreement, by and between Aastrom and each of Brian S. Hampson and Bruce W. Husel.

10.69	Employment Agreement, dated February 1, 2001, by and between Aastrom and Steven Wolff.

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

10.70	Seventh Amendment to office lease.

10.71	Employment Agreement between Aastrom and Michael Durski.

10.72	Aastrom Biosciences 2001 Stock Option Plan.

10.73	Common Stock Purchase Agreement of October 30, 2002 with Fusion Capital Fund II, LLC.

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants

23.2	Consent of Gray Cary Ware & Freidenrich LLP

23.3	Consent of Pepper Hamilton LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the Signature page)

4. ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)	For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Ann Arbor, State of Michigan, on November 25, 2002.

AASTROM BIOSCIENCES, INC.

By:	/s/ R. DOUGLAS ARMSTRONG, PH.D.

R. Douglas Armstrong, Ph.D.
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints R. Douglas Armstrong and Alan M. Wright, or either of them, as his or her attorney-in-fact, each with full power of substitution for him or her in any and all capacities, to sign any and all amendments to this registration statement, including, but not limited to, post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933 in connection with or related to the offer contemplated by this registration statement, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said registration statement and any and all amendment thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer,	November 25, 2002
/s/ R. DOUGLAS ARMSTRONG, PH.D.	and Chairman of the Board of
R. Douglas Armstrong, Ph.D.	Directors (Principal Executive Officer)

	Senior Vice President, Administrative and	November 25, 2002
/s/ ALAN M. WRIGHT	Financial Operations, Chief Financial Officer
Alan M. Wright	(Principal and Accounting Officer)

	Director	November 25, 2002
/s/ FABRIZIO BONANNI
Fabrizio Bonanni

	Director	November 25, 2002
/s/ MARY L. CAMPBELL
Mary L. Campbell

	Director	November 25, 2002
/s/ ARTHUR F. STAUBITZ
Arthur F. Staubitz

Signature	Title	Date

	Director	November 25, 2002
/s/ JOSEPH A. TAYLOR
Joseph A. Taylor

	Director	November 25, 2002
/s/ SUSAN L. WYANT
Susan L. Wyant

INDEX TO EXHIBITS

EXHIBIT
NUMBER	NOTES	DESCRIPTION OF DOCUMENT

5.1		Consent and Opinion of Pepper Hamilton LLP

10.1	A	Form of Indemnification Agreement.

10.2	A	Amended and Restated 1992 Incentive and Non-Qualified Stock Option Plan and forms of agreements thereunder.

10.3	A	1996 Outside Directors Stock Option Plan and forms of agreements thereunder.

10.4	A	1996 Employee Stock Purchase Plan and form of agreement thereunder.

10.16	A	Collaborative Supply Agreement, dated December 16, 1996, between Aastrom and Anchor Advanced Products, Inc. Mid-State Plastics Division.

10.20	A	Form of Employment Agreement.

10.21	A	License Agreement, dated July 17, 1992, between J.G. Cremonese and Aastrom and related addenda thereto dated July 14, 1992 and July 7, 1993.

10.24 +	A	License and Supply Agreement, dated April 1, 1996, between Immunex Corporation and Aastrom.

10.26	A	License Agreement, dated March 13, 1992, between Aastrom and the University of Michigan and amendments thereto dated March 13, 1992, October 8, 1993 and June 21, 1995.

10.27	A	Employee Proprietary Information and Invention Agreement, effective June 1, 1991, between Aastrom and R. Douglas Armstrong, Ph.D.

10.40	B	Amendment to License and Supply Agreement, dated August 25, 1997, between Immunex Corporation and Aastrom.

10.41 +	C	Manufacturing Supply Agreement, dated as of August 14, 1998, by and between Aastrom and SeaMED Corporation.

10.42	D	Employment Agreement, dated August 10, 1998, by and between Aastrom and Bruce Husel.

10.46	E	Executive Retention and Severance Agreement, dated February 2, 1999, between Aastrom and R. Douglas Armstrong.

10.49	F	Supplemental Agreement by and between Aastrom and Bruce W. Husel dated October 5, 1999.

10.55	G	Pay to Stay Severance Agreement between R. Douglas Armstrong, Ph.D. and Aastrom dated October 15, 1999.

10.59	H	Stock Purchase Warrant dated February 29, 2000.

10.62	I	Stock Purchase Warrant dated June 8, 2000.

10.63	J	Agreement Regarding Pay-to-Stay, by and between Aastrom and R. Douglas Armstrong, Ph.D. dated April 28, 2000.

10.65	J	Agreement Regarding Pay-to-Stay, by and between Aastrom and Brian S. Hampson dated April 28, 2000.

10.66	J	Form of Retention Bonus Agreement, by and between Aastrom and each of Brian S. Hampson and Bruce W. Husel.

10.67	J	Form of Relocation Bonus Agreement, by and between Aastrom and each of Brian S. Hampson and Bruce W. Husel.

10.69	K	Employment Agreement, dated February 1, 2001, by and between Aastrom and Steven Wolff.

10.70	L	Seventh Amendment to office lease.

10.71	L	Employment Agreement between Aastrom and Michael Durski.

10.72	L	Aastrom Biosciences 2001 Stock Option Plan.

10.73	M	Common Stock Purchase Agreement of October 30, 2002 with Fusion Capital Fund II, LLC.

23.1		Consent of PricewaterhouseCoopers LLP, independent accountants

23.2		Consent of Gray Cary Ware & Freidenrich LLP

23.3		Consent of Pepper Hamilton LLP (included in Exhibit 5.1)

EXHIBIT
NUMBER	NOTES	DESCRIPTION OF DOCUMENT

24.1		Power of Attorney (included on the Signature page)

A	Incorporated by reference to Aastrom’s Registration Statement on Form S-1 (No. 333-15415), declared effective on February 3, 1997.

B	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 1997.

C	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 1998.

D	Incorporated by reference to Aastrom’s Amendment to Registration Statement on Form S-1 (No. 333-37439), as filed on November 21, 1997.

E	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 1999.

F	Incorporated by reference to Aastrom’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

G	Incorporated by reference to Aastrom’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

H	Incorporated by reference to Aastrom’s Report on Form 8-K filed on March 3, 2000.

I	Incorporated by reference to Aastrom’s Registration Statement on Form S-3 (333-39698), as filed on June 20, 2000.

J	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 2000.

K	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 2001.

L	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 2002.

M	Incorporated by reference to Aastrom’s Current Report on Form 8-K filed on November 27, 2002.

+	Confidential treatment has been requested as to a portion of this exhibit.